Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Norfolk Southern Corporation:

We consent to the use of our reports dated February 15, 2012, with respect to the consolidated balance sheets of Norfolk Southern Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Norfolk, Virginia
February 17, 2012